Mail Stop 3720

September 6, 2006

Via U.S. Mail and Fax (43 59059-1-20090)
Stefano Colombo
Chief Financial Officer
Telekom Austria AG
Lassallestrasse 9
1020 Vienna, Austria

>   RE: **Form 20-F for the fiscal year ended December 31, 2005**
>   **Filed April 10, 2006**
>   **File No. 001-15156**

Dear Mr. Colombo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005
Note (1) The Company and Significant Accounting Policies
Earnings per share, page F-12

1. It appears from your disclosure in the third paragraph under this heading on page F-12 that you believe your purchase of the American call option resulted in the employee stock options not having a dilutive effect in your EPS calculations. Please tell us if this is your conclusion and if so, please explain to us your basis for it under GAAP.

Revenue Recognition, Wireless, page F-15

2. Please explain to us your full consideration of the guidance in EITF Issue No. 00-21 when formulating your revenue recognition policy for multiple element arrangements. We refer you to example 1 in Exhibit 00-21B.

Note (5) Accounts Receivable—Trade, page F-22

3. Explain to us in greater detail how you applied the guidance of SFAS 140 to your sale of trade receivables to a QSPE vehicle. Identify the criteria met that preclude consolidation of the QSPE for US GAAP purposes. Also, explain to us in more detail why it was not practicable to fair value the servicing asset.

4. Refer to the first paragraph on page F-24 and tell us where you report in your statement of cash flows the cash flows from gross trade receivables sold to QSPE and the cash flows from collections made on behalf of and paid to the QSPE. Please confirm that you will clarify your disclosure in future filings.

Note (17) Leases, Cross border leases, page F-34

5. Please give us a better understanding of the sale-leaseback agreements and how you accounted for them. For example, did you account for them as financing arrangements, did you recognize any gains, and do you maintain the assets on your balance sheet? Furthermore, please give us a better understanding of the swap agreements associated with the PUAs and how you accounted for them.   Please refer to all pertinent authoritative accounting literature in your response.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director